SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

Under the Securities Exchange Act of 1934

Destra Multi-Alternative Fund

(Name of Issuer)

Common Stock

(Title of Class of Securities)

25065A502

(CUSIP Number)

12/31/2023

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

_X_ Rule 13d-1(b)

__ Rule 13d-1(c)

__ Rule 13d-1(d)

CUSIP No.: 25065A502

1. Names of Reporting Persons:

Bulldog Investors, LLP

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

(b)

3. SEC Use Only

4. Citizenship or Place of Organization

Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:

5. Sole Voting Power

0

6. Shared Voting Power

292,743

7. Sole Dispositive Power

0

8. Shared Dispositive Power

292,743

9. Aggregate Amount Beneficially Owned by Each Reporting Person

292,743 (footnote 1)

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

N/A

11. Percent of Class Represented by Amount in Row (9)

3.27%

12. Type of Reporting Person (See Instructions)

IA

1. Names of Reporting Persons

Phillip Goldstein

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

(b)

3. SEC Use Only

4. Citizenship or Place of Organization

USA

Number of Shares Beneficially Owned by Each Reporting Person With:

5. Sole Voting Power

0

6. Shared Voting Power

453,840

7. Sole Dispositive Power

0

8. Shared Dispositive Power

453,840

9. Aggregate Amount Beneficially Owned by Each Reporting Person

453,840 (footnote 1)

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

N/A

11. Percent of Class Represented by Amount in Row (9)

5.06%

12. Type of Reporting Person (See Instructions)

IN

1. Names of Reporting Persons

Andrew Dakos

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

(b)

3. SEC Use Only

4. Citizenship or Place of Organization

USA

Number of Shares Beneficially Owned by Each Reporting Person With:

5. Sole Voting Power

0

6. Shared Voting Power

453,840

7. Sole Dispositive Power

0

8. Shared Dispositive Power

453,840

9. Aggregate Amount Beneficially Owned by Each Reporting Person

453,840 (footnote 1)

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

N/A

11. Percent of Class Represented by Amount in Row (9)

5.06%

12. Type of Reporting Person (See Instructions)

IN

Item 1(a) The Name of the Issuer is:

Destra Multi-Alternative Fund

Item 1(b) Address of Issuer's Principal Executive Offices:

443 N. Wilson Ave.

Bozeman, MT 59715

Item 2(a) Name of Persons Filing are:

Bulldog Investors, LLP, Phillip Goldstein and Andrew Dakos

Item 2(b) Address of principal business office:

250 Pehle Ave. Suite 708

Saddle Brook, NJ 07663

Item 2(c) Citizenship or Place of Organization:

Delaware

Item 2(d) Title of Class of Securities:

Common Stock

Item 2(e) CUSIP Number:

25065A502

Item 3.

This statement is filed pursuant to 240.13d-1(b). The person filing is:

(e) An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E).

Item 4. Ownership.

(a) Amount beneficially owned: 453,840

(b) Percent of class: 5.06%

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: 453,840

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 453,840

Item 5. Ownership of 5 Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ____.

Item 6. Ownership of More than 5 Percent on Behalf of Another Person.

Clients of Bulldog Investors, LLP, and other accounts for which Messrs. Dakos and Goldstein are deemed to be the beneficial owners, are entitled to receive dividends and sales proceeds.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

N/A

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

By:	/s/ Phillip Goldstein
Name:	Phillip Goldstein
Date:	January 26, 2024

By:	/s/ Andrew Dakos
Name:	Andrew Dakos
Date:	January 26, 2024

Bulldog	Investors, LLP
By:	/s/ Andrew Dakos
Andrew	Dakos, Partner

Date: January 26, 2024

Footnote 1: The reporting persons disclaim beneficial ownership except to the extent of any pecuniary interest therein.